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CONFIDENTIAL September 16, 2009	Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com VIA FACSIMILE AND EDGAR
Mr. Terence O’Brien Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C., 20549
RE: Xinyuan Real Estate Co., Ltd. - Form 20-F for the fiscal year ended December 31, 2008, filed June 26, 2009 (File No. 1-33863) (the “2008 Form 20-F”)

Dear Mr. O’Brien:

With respect to the above captioned filing and on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”), we enclose the Company’s responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 9, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and have keyed the Company’s corresponding responses accordingly.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2008 Form 20-F.

This letter is being submitted as correspondence via EDGAR, and a copy is being faxed to your attention.

General

1. In connection with responding to our comments, please provide, in writing, a statement from an officer of the company acknowledging that:

•     the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the Staff’s request, attached as Annex 1 to this response letter is a statement providing the above acknowledgements signed by an officer of the Company.

Operating and Financial Review and Prospects, page 55

Operating Results, page 58

Impairment Charges, page 60

2.	Regarding the amended disclosure you provided in response to comment 1 in our letter dated July 16, 2009, please address the following:

•

Please revise your disclosures where you state an amount in Chinese Yuan Renminbi (RMB) to also provide the US dollar equivalent. As the US dollar is your reporting currency, this disclosure will allow investors to understand the amount being discussed in comparison to your consolidated financial statements. In response to the Staff’s comment, the Company has revised its draft disclosure to include the US dollar equivalent of amounts in RMB or to disclose amounts in US dollars in lieu of RMB.

•

As the average selling price has materially impacted the estimated cash flows for the Suzhou International City Garden project, please provide investors with a better understanding of the assumptions included in the cash flow analysis. Specifically, please disclose the average selling price for the beginning of fiscal year 2008, the fourth quarter of fiscal year 2008, and the estimated average selling price included in the cash flow analysis for each of the fiscal years 2009-2013. Please confirm that you anticipate all units for the Suzhou International City Garden project to be sold by fiscal year 2013. In response to the Staff’s comment, the Company has included the average selling price for Suzhou International City Garden for the second quarter of 2008, which was the first quarter for which sales were recorded, and the average selling price for the fourth quarter of fiscal year 2008. In respect of the Staff’s request for disclosure of the estimated average selling prices for each of the fiscal years 2009 through 2013, the Company respectfully notes that it discloses that its assumptions include an estimated 10% per year increase in sales prices beginning in 2010 based on historical pricing discounts provided by the Company to purchasers based on the degree of completion of a given unit at the time of purchase. The Company has also clarified its statement that it lowered its projected average selling price through 2013 by 10.3%. The Company does not believe that the additional disclosure of the estimated average selling price per year used in the analysis adds materially to the discussion. The Company has further clarified its disclosure to indicate that it anticipates all units in the project to be sold by the end of fiscal year 2013.

•

Please disclose the estimated fair value (i.e., discounted cash flows) of the Suzhou International City Garden project estimated in connection with your testing of this asset for impairment in accordance with SFAS 144 during the fourth quarter of fiscal year 2008. In response to the Staff’s comment, the Company has revised its draft disclosure to include the estimated fair value (i.e., discounted cash flows) of the project estimated in connection with its testing for impairment. See the amended draft disclosure regarding impairment charges set forth below in response to comment 3.

•

We note that the carrying value and the estimated undiscounted cash flows for the Suzhou International City Garden project subsequent to the $55 million impairment charge was RMB 727.4 million and RMB 346.6 million, respectively. It is unclear from this disclosure how you determined that no additional impairment charge should be recognized, as the carrying value continues to exceed the undiscounted cash flows for the project. Please tell us and revise your disclosures to clarify. The estimated future cash flows of RMB 346.6 million (US$50.7 million) represent the expected future profit from the project after the impairment charge. The Company proposes the following change to clarify the draft disclosure regarding impairment charges:

“The total future estimated undiscounted cash flows for the Suzhou International City Garden Project are approximately US$157.1 million, exceeding the project’s carrying value of US$106.4 million by US$50.7 million.”

•

We note your statement, “[a]s of December 31, 2008, the undiscounted cash flows of the Company’s other projects exceeded their related carrying value, and, accordingly, none of such projects was considered impaired.” Please further disclose those projects that you tested for impairment in accordance with SFAS 144 and your policy, as noted in your response to comment 3. If you tested all of your projects for potential impairment, please disclose this fact. In response to the Staff’s comment, the Company has revised its draft disclosure to indicate that it tested all of its active projects for potential impairments as of December 31, 2008. See the revised draft disclosure regarding impairment charges set forth below in response to comment 3.

•

As previously requested in comment 3 in our letter dated July 16, 2009, please disclose the material assumptions used to estimate the undiscounted cash flows for the Zhengzhou Xinyuan Colorful Garden project. In response to the Staff’s comment, the Company has revised its draft disclosure to clarify that it used the same methodology and material assumptions to estimate the undiscounted cash flows for the Zhengzhou Xinyuan Colorful Garden project as it did for the Suzhou International City Garden Project.

To address comments 2 and 3 of the Staff, the Company has made further changes to its proposed amended disclosure regarding impairment charges on page 60 of its 2008 Form 20-F. Please see the Company’s response to comment 3 for the full text of such proposed disclosure.

Critical Accounting Policies, page 74

Revenue and cost recognition, page 74

3.	We note the additional disclosures you intend to include in your amended fiscal year 2008 Form 20-F in response to comment 8 in our letter dated July 16, 2009. It is unclear how the disclosure you refer investors to adequately addresses the points raised in our comment. In this regard, there continues to be a concern that investors have not been provided sufficient information to fully understand the facts and circumstances that resulted in the recognition of a $21.8 million future loss charge for the Suzhou International City Garden project. As previously requested, please provide investors with a more detailed discussion as to the factors that resulted in you estimating that you would recognize a loss upon completion of the project. Please also provide investors with an understanding of the uncertainties included in your estimate and whether it is reasonably likely you could recognize an additional future loss for this project. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

The Company notes the Staff’s comment and related concern as to whether sufficient information has been provided to investors to fully understand the facts and circumstances that resulted in the recognition of a US$21.8 million future loss charge for the Suzhou International City Garden project.

The Company views the computation of future losses and impairment charges as discrete computations but arising from an interrelated event. For projects that take more than one year to complete, the Company follows the percentage of completion accounting method as prescribed in FASB Accounting Standards Codification (ASC) 360-20-40-50 (SFAS 66, paragraph 37). Since SFAS 66 does not include implementation guidance related to the percentage of completion accounting, the Company follows FASB ASC 605-35-25-46 (SOP 81-1, paragraph 85), which indicates that a charge must be recorded for the full amount of an expected loss on a contract when the loss is first known. Since the Company’s gross profit on its projects approximates the future undiscounted cash flows from its projects, the first step in its impairment review also allows the Company to identify a potentially unprofitable project. Therefore, the estimates and assumptions used in the impairment review will lead to both the identification of a project’s future loss and any impairment charge related to that project. The Company discloses each of these amounts to the investors.

In its discussion of critical accounting policies, the Company provides investors with the factors which affect the estimates and assumptions involved in the application of US GAAP. Further, in its discussion of operating results, the Company provides more specific factors and analyses that contributed to certain events, such as future loss or impairment charges.

The Company proposes the following amended disclosure in “Revenue and cost recognition” under “Critical Accounting Policies” on page 74 of the 2008 Form 20-F.

“We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period.”

The Company further proposes the following amended disclosures beginning with the last paragraph under “Percentage of completion method” under “Critical Accounting Policies” on page 75 of the 2008 Form 20-F.

“Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainty in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize immediately the full expected future gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the carrying value after recognizing the effect of future losses.

For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, see “-Future losses and impairment charges” below and “- Impairment of long-lived assets” below.”

The Company proposes the following amended disclosure under “Impairment Charges” on page 60 of its 2008 Form 20-F to provide further clarification and explanation regarding its impairment review for, and impairment charged incurred in, the fourth quarter of 2008 and related future losses incurred in respect of the Suzhou International City Garden project.

“Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we review each of our projects for impairment on a quarterly basis. Based on our testing at the end of 2008, we determined that Suzhou International City Garden was our only project expected to be unprofitable and our only project subject to recognition of impairment. See also “Critical accounting policies” for our policy on impairment on long-lived assets.

The primary indicator of impairment associated with our Suzhou International City Garden project was a 17% decrease in the average selling price per square meter during the fourth quarter of 2008. The project first recorded sales during the second quarter of 2008, with an ASP of US$1,138 per square meter. Average sales prices for the fourth quarter declined to US$1,024 per square meter. GFA sales volume also declined during third and fourth quarters. The decreases resulted from the general global macro-economic downturn and less liquidity for purchasers in China due to government initiatives earlier in 2008. Such factors reduced our estimates of the profitability of the Suzhou International City Garden project. The impact of the decrease in demand was projected to continue through late 2009, especially with respect to lower sales prices and pre-sales velocity. Accordingly, for the Suzhou International City Garden project, we lowered our projected average selling price through 2013 by 10.3% from our previous estimate. We also expect that all units of the project will be fully sold by the end of 2013, which reflects an additional six months to sell out than originally estimated in light of expected slower sales velocity. In light of the additional expected time required to sell out, we increased our projected costs by US$15.8 million due to rising material costs and additional capitalized interest. As a result, we determined that the project was no longer profitable, and we recorded a loss of US$21.8 million, representing the net cost to us to deliver the project to completion. Further, upon discounting the expected future cash flows to arrive at a fair value of US$106.4 million, we recorded an impairment charge of US$55.0 million. Between these two items, we recorded a total loss of approximately US$76.8 million on the Suzhou International City Garden project. We do not believe it is reasonably likely that we will be required to record a further loss on this project. However, we could incur a further loss or impairment if any of the factors discussed below were to occur.

Subsequent to recognizing impairment, the carrying value of the Suzhou International City Garden project was equal to its fair value, or US$106.4 million as of December 31, 2008. Future cash flows for the project were estimated based on assuming a modest recovery in the general macro-economic conditions in China, resulting in estimated projected sales of 30,000 square meters in each of 2009 and 2010, and increased sales from 2011 through 2013 at a compounded rate of 15% per annum, which is historically the sales growth rate we experience as residential projects mature and approach completion. We also expect the average selling price to increase at 10% per year beginning with 2010 based on the price discount we have historically provided to early buyers over buyers who purchase closer to the completion of a given purchased unit. Construction spending is projected ratably over the construction period pursuant to the construction plan and the contracts that were executed during the tender process using a 5% contingency on total construction costs for unforeseen variances. We calculate interest costs at prevailing rates and add such costs to the project cost according to the expected borrowing balances over the life of the project. We estimate local and regional project selling costs by subtracting 2% of contract sales from our gross margin in order to calculate net cash flows.

The total future estimated undiscounted cash flows for the Suzhou International City Garden project are approximately US$157.1 million, exceeding the project’s carrying value of US$106.4 million by US$50.7 million. We may be required to record additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges if one, or a combination, of the following occurs: (i) our average selling price decreases by 18% from projected levels through 2013, or (ii) our remaining construction costs exceed projections by 74.8%.

To calculate the fair value of the Suzhou International City Garden project to assess potential impairment, we used an estimated discount rate of 12% on projected cash flows over the remaining life of the project. In deriving the estimated discount rate, using an expected return on equity of 20% and a borrowing rate of 7.78%, we determined that our weighted average cost of capital at December 31, 2008 was approximately 10.56%. In consideration of the fact that just 12.7% of the GFA of Suzhou International City Garden had been sold by the end of 2008, offset partially by the fact that construction was well under way and the range of discount rates used in the industry was typically 10% to 15%, we added an inherent risk premium of approximately 1.5%. Had the discount rate been increased by 1% and 3% to 13% and 15%, respectively, the impairment charge of US$55.0 million would have increased by an additional US$2.9 million and US$8.5 million, respectively. Conversely, if the discount rate had been decreased by 1% and 3% to 11% an 9%, respectively, the impairment charge would have decreased by US$3.1 million and US$9.6 million, respectively.

As of December 31, 2008, our impairment testing of all of our remaining active projects (projects under construction or planning) indicated that the undiscounted cash flows of those projects exceeded their related carrying value, and, accordingly, none of such projects was considered impaired. There was only one project, Zhengzhou Xinyuan Colorful Garden, where the undiscounted cash flows were not materially higher than the carrying value as of December 31, 2008. We used the methodology, factors and material assumptions discussed above to test for possible impairment of this project. The future undiscounted cash flows for that project were US$77.4 million as compared to its carrying value of US$77.0 million. Total project costs of the Zhengzhou Xinyuan Colorful Garden project were virtually unchanged from previous estimates as the construction completion schedule was unchanged. Average selling prices for the total project, however, were reduced by 13.8% from previous estimates as we determined that continued discounting would be necessary on this project to sell residences at a pace to match the scheduled completion date. A decrease of 5% in estimated average selling price or an increase of 5% in future input costs over the remaining life of the project would result in the undiscounted cash flows for the project decreasing by US$5.6 million and US$1.8 million, respectively. Notwithstanding that sensitivity analysis, in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Zhengzhou Xinyuan Colorful Garden project was not considered impaired because its estimated undiscounted cash flows were greater than its carrying value as of December 31, 2008.”

The Company proposes the following amended disclosures under “Impairment of long-lived assets” on page 77 of the 2008 Form 20-F.

“We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “- Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, land and land developments, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

For further discussion of impairments incurred in 2008, see “- Future losses and impairment charges” above.”

2. Summary of significant accounting policies, page F-12

(af) Effect of change in estimate, page F-23

4.	We note your response to and the revised disclosure you intend to include in the amended fiscal year 2008 Form 20-F for comment 9 in our letter dated July 16, 2009. Either in your footnote disclosure or within MD&A, please provide investors with a similar explanation for the changes in estimated gross profit margins for the six projects as you provided to us. Specifically, please explain to investors that the change in estimated gross profit margins is for six projects with percentage-of-completion at 50% or more. Please also explain that the adjustment relates to the release of contingencies and settlements with contractors that are typical as contracts move closer to completion. This additional disclosure will allow investors to better understand the underlying factors for the change in estimate.

The Company proposes the following amended disclosure relating to (af) Effect of change in estimate on page F-23 of 2008 Form 20-F:

“Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, six real estate development projects (Suzhou Colorful Garden, Shandong International City Garden, Suzhou Lake Family, Henan Finance Square, Hefei Wangjiang Garden and Shandong Elegant Scenery), which recognized gross profits in 2007, showed changes in their estimated gross profit margins. As of December 31, 2008, each of these projects has a percentage of completion at 50% or more. As these projects moved closer to completion during 2008, the Company adjusted its prior estimates related to selling prices and development costs. Specially, most of these projects experienced lower than estimated project costs resulting from elimination of contingencies and settlements with contractors. These were partially offset by the Suzhou Colorful Garden project where sales prices decreased from prior estimates and where the estimated completion date was pushed back resulting in higher estimated material input costs and capitalized interest. As a result of changes in gross profit in these six projects, net income, gross profit, and basic and diluted earnings per share in the year ended December 31, 2008 increased by US$3.3 million, US$4 million and US$0.02 per share and US$0.02 per share, respectively.”

* * * * *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695 or Carol Stubblefield at (212) 626-4729.

Sincerely,

/s/ Omer Ozden
Omer Ozden

cc:	Thomas Gurnee

Xinyuan Real Estate Co., Ltd.

Carol Stubblefield

Baker & McKenzie LLP

Annex 1

Company Acknowledgement

Xinyuan Real Estate Co., Ltd. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

By:	/s/ Tom Gurnee
Name:	Tom Gurnee
Title:	Chief Financial Officer